Filed by Millennium Chemicals Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                      Subject Company: Millennium Chemicals Inc.
                            Form S-4 Registration Statement File No.: 333-114877


Date: July 29, 2004

This filing contains the text of a joint press release issued by Lyondell and Millennium on July 29, 2004. These materials are being filed pursuant to Rule 425 under the Securities Act of 1933.

LYONDELL                                          MILENNIUM CHEMICALS

                                                               NEWS RELEASE

Contacts
LYONDELL:                                   MILLENNIUM:
Investors: Doug Pike, 713-309-7141          Investors: Tom Van Valkenburgh,
Media: Susan Moore, 713-652-4645                        410-229-8113


                         LYONDELL AND MILLENNIUM EXPECT
                   FOURTH QUARTER SPECIAL SHAREHOLDER MEETINGS

HOUSTON and HUNT VALLEY, Md. (July 29, 2004) - As a consequence of Millennium

Chemicals Inc.'s (NYSE:MCH) announcement earlier today regarding the restatement of Millennium's financial statements, Lyondell Chemical Company (NYSE:LYO) and

Millennium now expect that their respective special shareholder meetings related to their proposed business combination will take place during the fourth quarter

2004. Lyondell and Millennium will continue to work expeditiously to complete the SEC filings related to their special shareholder meetings.


This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the proposed transaction between Lyondell Chemical Company ("Lyondell") and Millennium Chemicals Inc. ("Millennium"), including the parties' plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell's and Millennium's respective

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managements and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell's and Millennium's respective shareholders and the parties' ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell's results to differ materially from those described in the forward-looking statements can be found in Lyondell's Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the "SEC") on March 12, 2004, and Lyondell's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, which will be filed with the SEC in August 2004. Additional factors that could cause Millennium's results to differ materially from those described in the forward-looking statements can be found in Exhibit 99.1 to Millennium's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which was filed with the SEC on May 14, 2004.

In addition, on June 18, 2004, Lyondell filed with the SEC an amendment to its registration statement on Form S-4 (as amended, the "Form S-4") containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium. The definitive joint proxy statement/prospectus will be sent to holders of Lyondell's and Millennium's common stock when it becomes available. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THAT DOCUMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell's Investor Relations department at (713) 309-4590. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Millennium may also be obtained free from Millennium by calling Millennium's Investor Relations department at (410) 229-8113.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell's executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004 and in the Form S-4, and information regarding Millennium's directors and its executive officers is available in Millennium's Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004, and in the Form S-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.